Exhibit D

Calculation of Beneficial Ownership

This Exhibit D provides a detailed calculation of the beneficial ownership of **Matthew Nachtrab** as of **August 21, 2024** in connection with the Schedule 13G filed with respect to the common stock of **Cassava Sciences Inc** (the "Issuer").

1. Common Stock

As of **August 21, 2024**, Matthew Nachtrab beneficially owns 2,500,841 shares of the Issuer's common stock.

2. Options

Matthew Nachtrab holds options to purchase 100,000 shares of the Issuer's common stock at a strike price of $28 per share. These options are currently exercisable and expire on August 30, 2024.

3. Beneficial Ownership Calculation

Pursuant to Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended, the beneficial ownership of Matthew Nachtrab is calculated as follows:

- **Total Common Stock Owned**: 2,500,841 shares
- **Shares Acquirable upon Exercise of Options**: 100,000 shares
  - Since these options are exercisable within 60 days of the date of filing, they are included in the beneficial ownership calculation.

Total Beneficial Ownership: 2,500,841 shares + 100,000 shares = **2,600,841 shares**

4. Percentage of Class Owned

The percentage of the Issuer's common stock beneficially owned by Matthew Nachtrab is calculated based on 47,976,166 shares of the Issuer's common stock outstanding as of August 21, 2024, as reported in the Issuer's most recent filing with the Securities and Exchange Commission.

$$\text{Percentage Ownership} = \left(\frac{2,600,841}{47,976,166} \right) \times 100 = 5.42\%$$

5. Conclusion

Based on the above calculations, Matthew Nachtrab beneficially owns **5.42%** of Cassava Sciences Inc.'s outstanding common stock, assuming the exercise of the options held by Matthew Nachtrab.